

November 27, 2020

Ryan M. Lance
Chief Executive Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

> **Re: ConocoPhillips**
> **Registration Statement on Form S-4**
> **Filed November 18, 2020**
> **File No. 333-250183**

Dear Mr. Lance:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Zachary S. Podolsky